# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Municipal Credit Opportunities Fund, CIK 0001774342
CUSIP: 670663400
Title of class of securities: MuniFund Preferred Shares
Address of issuer's principal executive offices: 333 W. Wacker Drive; Suite 3200, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 05/16/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000835271

## Reporting persons
- JPMorgan Chase Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 990; sole dispositive power 990; shared dispositive power 0; aggregate amount beneficially owned 990 (24.5% of the class)

## Item 1. Issuer
Name of issuer: Nuveen Municipal Credit Opportunities Fund
Address of issuer's principal executive offices: 333 W. Wacker Drive; Suite 3200 Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: JPMorgan Chase Bank, National Association ("JPM")
Address of principal business office or, if none, residence: 1111 Polaris Parkway Columbus, OH 43240
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 990
Percent of class:
24.50%*

*Represents percentage ownership of MFP Shares as a percentage of all preferred shares outstanding and is calculated based on information supplied by the Issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
990**

** On February 18, 2020 JPM assigned certain preferred class voting rights on the MFP Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated February 18, 2020 among JPM, Lord Securities Corporation, as trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"). Voting and consent rights on the MFP Shares not assigned to the Voting Trust have been retained by JPM. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.
Sole power to dispose or to direct the disposition: 990
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Amendment No. 3 to Schedule 13G is filed in accordance with 240.13d-2(b) as a result of the termination on May 16, 2025 of a tender option bond trust into which the MFP had been previously deposited.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMorgan Chase Bank, National Association: /s/ Sean Saroya, Sean Saroya / Authorized Signatory (05/20/2025)